Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

two (ROC #370319) (the "**Company**")

TAKE NOTICE that by minutes of an extraordinary general meeting of the Company dated 31 March 2023, the following special resolution was passed:

ONE. RESOLVED, as a special resolution, that

(i) Article 38.8 of the Amended and Restated Articles of Association of the Company be deleted in its entirety and replaced as follows:

"38.8 In the event that the Company does not consummate a Business Combination by December 29, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and the Directors, liquidate and dissolve.

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law."

(ii) Article 38.9 of the Amended and Restated Articles of Association of the Company be deleted in its entirety and replaced as follows:

"38.9 In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company's obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by December 29, 2023, or such later time as the Members may approve in accordance with the Articles; or

(b) with respect to any other provision relating to Members' rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on

deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company's ability to provide such redemption in this Article is subject to the Redemption Limitation.".

TWO. RESOLVED, as an ordinary resolution, that the general meeting be adjourned to a later date or dates to be determined by the chairman of the general meeting, either (x) to permit further solicitation and vote of proxies or (y) because the board of directors has determined that it is not necessary or no longer desirable to proceed with the Extension Amendment Proposal

____

Ahmarée Piercy
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 21st day of April 2023